EXHIBIT 23.1


                       Consent of Independent Accountants

The Board of Directors
Vitesse Semiconductor Corporation:

We consent to incorporation by reference in the registration statement on Form S-3 of Vitesse Semiconductor Corporation of our reports dated October 16, 2000, relating to the consolidated balance sheets of Vitesse Semiconductor Corporation and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 2000, and related schedule, which report appears in the September 30, 2000, Annual Report on Form 10-K of Vitesse Semiconductor Corporation, and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Los Angeles, California
June 7, 2001